Filed pursuant to Rule 433
July 7, 2009
Relating to Preliminary Pricing Supplement No. 892  to
Registration Statement Nos. 333-137691, 333-137691-02
Dated September 29, 2006
ABN AMRO Bank N.V. Buffer Notes

Preliminary Pricing Sheet – July 7, 2009

24 MONTH, DIGITAL BUFFER SECURITIES DUE JULY 29, 2011
LINKED TO THE PERFORMANCE OF THE S&P 500 INDEX®

SUMMARY INFORMATION
Issuer:	ABN AMRO Bank N.V. (Senior Long Term Debt Rating: Moody's Aa2, S&P A+)**
Lead Selling Agent:	ABN AMRO Incorporated
Offering:	24 Month, Digital Buffer Securities linked to the performance of the S&P 500 Index due July 29, 2011 (the “Securities”)
Underlying Index:	The S&P 500 Index® (Ticker: SPX)
Coupon:	None. The Securities do not pay interest.
Denominations:	$1,000
Issue Size:	TBD
Issue Price:	100%
Payment at Maturity:
At maturity, you will receive for each $1,000 principal amount of Securities a cash amount calculated as follows:
(1) if the index return is 0% or positive, $1,000 plus the Digital Return;
(2) if the index return is less than 0% up to and including -20%, $1,000; and
(3) if the index return is less than -20%, $1,000 plus [(index return + 20%) x $1,000].
If the index return is less than -20% you could lose up to 80% of your initial principal investment.  In addition, if the index return is 0% or positive, you will never receive a payment at maturity greater than the Maximum Redemption at Maturity of $1,170.

Index Return:	The index return is the percentage change in the value of the Underlying Index, calculated as follows: Final Index Value - Initial Index Value Initial Index Value
Initial Index Value:	100% of the closing value of the Underlying Index on the Pricing Date, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Final Index Value:	The closing value of the Underlying Index on the determination date.
Buffer Level:
20% buffer. An index return equal to or less than 0% up to and including -20% will not result in the loss of any principal.  An index return of less than -20% will result in a loss of principal which could be up to 80% of your initial principal investment.

Digital Return:	$170 (or 17.00%) per $1,000 principal amount of Securities.
Maximum Redemption at Maturity:
$1,170 per $1,000 principal amount of Securities.  Regardless of how much the Underlying Index may appreciate above the Initial Index Value you will never receive more than $1,170 per $1,000 principal amount of Securities, at maturity.

Indicative Secondary Pricing:	• Internet at: www.s-notes.com • Bloomberg at: PIPN <GO>
Status:	Unsecured, unsubordinated obligations of the Issuer
CUSIP Number:	00083JDN5 ISIN Code: US00083JDN54
Trustee:	Wilmington Trust Company
Securities Administrator:	Citibank, N.A.
Settlement:	DTC, Book Entry, Transferable
Selling Restrictions:	Sales in the European Union must comply with the Prospectus Directive.
Pricing Date:	July 28, 2009, subject to certain adjustments as described in the preliminary pricing supplement for the Securities.
Settlement Date:	July 31, 2009
Determination Date:	July 26, 2011, subject to certain adjustments as described in the preliminary pricing supplement for the Securities
Maturity Date:	July 29, 2011 (24 Months)

ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offerings to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC and the related Pricing Supplement for more complete information about ABN AMRO and the offerings of the Securities.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting ABN AMRO Holding N.V. on the SEC website at <http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=abn&filenum=&State=&SIC=&owner=include&action=getcompany>. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (866) 747 4332. The pricing supplement is also found at "http://www.us.abnamromarkets.com/pdf/documents/current_offerings/July0924MoPPS.pdf"

These Securities may not be offered or sold (i) to any person/entity listed on sanctions lists of the European Union, United States or any other applicable local competent authority; (ii) within the territory of Cuba, Sudan, Iran and Myanmar; (iii) to residents in Cuba, Sudan, Iran or Myanmar; or (iv) to Cuban Nationals, wherever located.

We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part.

**A credit rating (1) is subject to revision, suspension or withdrawal at any time by the assigning rating organization, (2) does not take into account market risk or the performance related risks of investing in the Securities, and (3) is not a recommendation to buy, sell or hold the Securities.

Summary

The following summary does not contain all the information that may be important to you. You should read this summary together with the more detailed information that is contained in the related Pricing Supplement and in its accompanying Prospectus and Prospectus Supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the related Pricing Supplement, which are summarized on page 5 of this document. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

What are the Securities?

The Securities are senior notes issued by us, ABN AMRO Bank N.V., and are fully and unconditionally guaranteed by our parent company, ABN AMRO Holding N.V. The Securities are linked to performance of the S&P 500 Index which we refer to as the Underlying Index. The Securities have a maturity of 24 Months. The payment at maturity of the Securities is determined based on the performance of the Underlying Index, subject to a maximum amount, as described below. Unlike ordinary debt securities, the Securities do not pay interest. If the index return is less than 0% up to and including -20% you will be entitled to receive only the principal amount of $1,000 per Security at maturity. In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. If the index return is less than -20% you will suffer a loss and you could lose up to 80% of your initial principal investment. If the index return is 0% or positive you will receive the maximum redemption at maturity per security of $1,170.00 which represents a return of 17.00%. If the index return is positive, your return on the Securities will be equal to the digital return of 17.00% regardless of how much or how little the value of the Underlying Index may appreciate above the initial index value.

What will I receive at maturity of the Securities?

At maturity you will receive, for each $1,000 principal amount of Securities, a cash payment calculated as follows:

(1)  If the index return is 0% or positive, $1000 plus the digital return; or

(2)  If the index return is less than 0% up to and including -20%, $1,000; or

(3)  If the index return is less than -20%, then $1,000 plus [(index return + 20%) x 1,000].

Accordingly, if the index return is less than -20%, at maturity you will receive less than the principal amount of $1,000 per Security and you could lose up to 80% of your initial principal investment. If the index return is 0% or positive, you will never receive a payment at maturity greater than the maximum redemption at maturity of $1,170.00 per $1,000 principal amount of Securities.

What is the index return, the digital return and the maximum redemption at maturity and how are they calculated?

The index return is the percentage change in the index value, over the term of the Securities, calculated as:

Final Index Level - Initial Index Level
Initial Index Level

where,

•	the initial index value is the closing value of the Underlying Index on the pricing date; and

•	the final index value is the closing value of the Underlying Index on the determination date.

The digital return is $170 (or 17.00%) per $1,000 principal amount of Securities.

The maximum redemption at maturity is $1,170.00 per $1,000 principal amount of Securities which is equivalent to a return of 17.00% on your initial principal investment. The digital return is fixed so that regardless of how much or how little the index return may appreciate above the initial index value, you will never receive more than $1,170.00 per $1,000 principal amount of Securities at maturity. Similarly, if the final index value is equal to the initial index value you will receive $1,170.00 per $1,000 principal amount of Securities at maturity.

Will I receive interest payments on the Securities?

No. You will not receive any interest payments on the Securities.

Will I get my principal back at maturity?

The Securities are not fully principal protected. Subject to the credit of ABN AMRO Bank, N.V. as the issuer of the Securities and ABN AMRO Holding N.V. as the guarantor of the issuer’s obligations under the Securities, you will receive at maturity at least $200 per $1,000 principal amount of Securities, regardless of the closing value of the Underlying Index on the Determination Date. If the index return is less than -20% over the term of the Securities, you will lose some of your initial principal investment and you could lose as much as 80% of your initial principal investment. However, if you sell the Securities prior to maturity, you will receive the market price for the Securities, which could be zero. There may be little or no secondary market for the Securities. Accordingly, you should be willing to hold your securities until maturity.

Can you give me examples of the payment I will receive at maturity depending on the performance of the Underlying Index?

Example 1: If, for example, in a hypothetical offering, the initial index value is 840, the final index value is 1,000 and the digital return is $170.00, then the index return would be calculated as follows:

Final Index Value - Initial Index Value
Initial Index Value

or

1000 - 840	=	19.05%
840

In this hypothetical example, the index return is positive. Therefore, the payment at maturity will be $1000 plus the digital return of $170.00 or a total payment of $1,170 per $1,000 principal amount of Securities. In this hypothetical example, the index return was 19.05% but you would have received a return of 17.00% over the term of the Securities.

Example 2: If, for example, in a hypothetical offering, the initial index value is 840, the final index value is 850 and the digital return is $170.00, then the index return would be calculated as follows:

Final Index Value - Initial Index Value
Initial Index Value

or

850 - 840	=	1.19%
840

In this hypothetical example, the index return is positive. Therefore, the payment at maturity will be $1000 plus the digital return of $170.00 or a total payment of $1,170 per $1,000 principal amount of Securities.

In this hypothetical example, the index return was 1.19% but you would have received a return of 17.00% over the term of the Securities. If the index return is positive, you will receive the digital return regardless of how much or how little the index return appreciates over the initial index value. Similarly, if the index return is 0% you will receive the digital return.

Example 3: If, for example, in a hypothetical offering, the initial index value is 840 and the final index value is 714, then the index return would be calculated as follows:

Final Index Value - Initial Index Value
Initial Index Value

or

714 - 840	=	-15.00%
840

In this hypothetical example, the index return is negative. Since the index return is less than 0% but more than -20% you would receive, at maturity, the principal amount of $1,000 per Security.

In this hypothetical example, the index return was -15.00% and you would not have lost any of your initial principal investment because the index return was negative but not less than -20%. In this hypothetical example you would not have received any return on your initial principal investment and you would not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

Example 4: If, for example, in a hypothetical offering, the initial index value is 840 and the final index value is 500, then the index return would be calculated as follows:

Final Index Value - Initial Index Value
Initial Index Value

or

500 - 840	=	-40.48%
840

In this hypothetical example, the index return is negative and is less than -20%. Therefore, payment at maturity will be calculated as:

$1,000 + [(index return + 20%) x $1,000]

or

$1,000 + [(-40.48% + 20%) x $1,000] = $795.20

Therefore, in this hypothetical example, you would receive at maturity a total payment of $795.20 for each $1,000 principal amount of Securities. In this hypothetical example, the index return was -40.48% but you would have lost 20.48% of your initial principal investment over the term of the Securities.

These examples are for illustrative purposes only. It is not possible to predict the final value of the Underlying Index on the determination date or at any other time during the term of the Securities. The initial index value is subject to adjustment as set forth in “Description of Securities –Adjustment Events; –Discontinuance of the Underlying Index; Alteration of Method of Calculation” in the related Pricing Supplement.

Is there a limit on how much I can earn over the term of the Securities?

Yes. If the Securities are held to maturity and the Underlying Index is unchanged or appreciates, the total amount payable at maturity per Security is capped at $1,170.00. This means that if the final index value is equal to the initial index value you will receive the digital return. If the Underlying Index appreciates, no matter how much the Underlying Index may appreciate, your return on the Securities will never exceed 17.00%.

What if I have more questions?

You should read “Description of Securities” in the related Pricing Supplement for a detailed description of the terms of the Securities. ABN AMRO has filed a registration statement (including a Prospectus and Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and Prospectus Supplement in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the Securities. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and Prospectus Supplement if you request it by calling toll free (888) 644-2048

RISK FACTORS

You should carefully consider the risks of the Securities to which this communication relates and whether these Securities are suited to your particular circumstances before deciding to purchase them. It is important that prior to investing in these Securities you read the Pricing Supplement related to such Securities and the accompanying Prospectus and Prospectus Supplement to understand the actual terms of and the risks associated with the Securities. In addition, we urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the Securities.

Credit Risk

The Securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO Bank N.V.’s parent. As a result, you assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO Bank N.V. defaults on its obligations under the Securities. Any obligations or Securities sold, offered, or recommended are not deposits of ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured or guaranteed by the FDIC or any governmental agency.

Market Risk

The Securities do not pay interest. The rate of return, if any, will depend on the performance of the Underlying Index. If the Index Return of the Underlying Index is negative up to and including -20% you will be entitled to receive only the principal amount of $1,000 per Security at maturity. In such a case, you will receive no return on your investment and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. If the Index Return is less than -20% you will suffer a loss and you could lose up to 80% of your initial principal investment. If the Index Return is 0% or positive, you will never receive a payment at maturity greater than $1,170.00 regardless of how much the Underlying Index may appreciate above the initial index value.

Principal Risk

Return of principal on the Securities is only guaranteed up to 20%, subject to our credit and the credit of Holding. If the closing value of the Underlying Index on the determination date is less than 20% below the initial value of the Underlying Index, the amount of cash paid to you at maturity will be less than the principal amount of the Securities and you could lose up to 80% of your initial principal investment.

Liquidity Risk

The Securities will not be listed on any securities exchange. Accordingly, there may be little or no secondary market for the Securities and information regarding independent market pricing of the Securities may be very limited or non-existent. The value of the Securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Securities, and you may not receive your full principal back if the Securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the value the Underlying Index, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase Securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the Securities, as well as the cost of hedging our obligations under the Securities.

Tax Risk

Pursuant to the terms of the Securities, we and every holder of a Security agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize each Security for all U.S. tax purposes as a single financial contract with respect to the Underlying Index.

Significant aspects of the U.S. federal income tax treatment of the Securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above. In particular, on December 7, 2007, the U.S. Treasury and the Internal Revenue Service released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.

The notice focuses in particular on whether to require holders of instruments such as the Securities to accrue constructive income over the term of their investment in the Securities. It also asks for comments on a number of related topics, including how the IRS characterizes income or loss with respect to these instruments; the relevance to such characterization of factors such as the exchange-traded status of the instrument and the nature of the underlying property to which the instrument is linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income that is subject to an interest charge.

While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the Securities, possibly on a retroactive basis.

Investors should consult their own tax advisor regarding the notice and its potential implications for an investment in the Securities.

This summary is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction.

This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Securities, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted by the investor under the Internal Revenue Code. Investors should seek their own advice based on their particular circumstances from an independent tax advisor.